Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

September 08, 2023

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:    Registrant:       Lincoln Variable Insurance Products Trust (“Trust”)

           File Nos.:          File Nos. 033-70742 and 811-08090

           Funds:              Lincoln Hedged Nasdaq-100 Fund (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on August 31, 2023, to the Registrant’s registration statement filed on Form 485APOS on July 17, 2023, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)

As applicable, make conforming changes to the Fund’s disclosure to align with those addressed in your August 11, 2023, comment response letter for the Lincoln Hedged S&P 500 Fund and Lincoln Hedged S&P 500 Conservative Fund.

a)	The requested revisions have been made.

2)	Please update the series and class ID on for the Fund in EDGAR to reflect the new fund name.

a)	The Registrant confirms that the Fund series and class information will be updated in EDGAR upon effectiveness of the changes, specifically at the end of the Fund’s current outcome period.

3)	Consider clarifying, in the investment strategy section, the difference between the defined terms “Underlying ETF” and “Underlying Fund.”

a)	The requested revision has been made. The Fund’s investment strategy section has been updated as follows:

The Fund, under normal circumstances, invests at least 80% of its net assets (including borrowings for investment purposes) in investments that reference the Underlying ETF or in an underlying fund which tracks the same index as the Underlying ETF. The Fund invests approximately half of its assets in FLexible EXchange® Options (“FLEX Options”) that reference the Underlying ETF and approximately half of its assets in the LVIP SSGA Nasdaq-100 Index Fund (the “Underlying Fund”), which is advised by the Fund’s investment adviser, Lincoln Financial Investments Corporation. (emphasis added).

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

4)  Consider whether Buffered Loss Risk, Capped Upside Return Risk, and FLEX Options Risk could be made clearer and more tailored to the risks associated with the FLEX Options Portfolio.

a)  The requested revisions have been made.

5)  Consider adding disclosure stating that there is no guarantee that the laddering technique would protect against losses in the options tranches.

a)  The requested revision has been made. The preamble to the Fund’s Principal Risks section has been updated to include the following statement:

The Fund’s ability to achieve its investment objective is not guaranteed and depends, in large part, on the Underlying Fund’s ability to meet its investment objective, as well as the performance of the FLEX Options. (emphasis added).

6)  Please explain why Passive Management Risk is relevant to the Fund.

a)  The Registrant has included this risk for two reasons, both of which are referenced in the investment strategy section. First, the Fund invests approximately half of its assets in the LVIP SSGA Nasdaq-100 Index Fund, which, as is noted in the investment strategy section, is a passive index fund. In addition, the FLEX Options Portfolio consists of options on the Invesco QQQ Trust, Series 1, which is a passive exchange-traded fund.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Sharon Alyanakian
Teriana Griggs

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